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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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10029417

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Bristol Investment Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street, 29th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan P. Donenfeld (212) 593-3157
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner, Sipkin, CPA's, LLP
(Name - if individual, state last, first, middle name)

132 Nassau Street, Suite 1023 (Address) New York (City) NY (State) 10038 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AB 3/19

I, *ALAN P. DONENFELD,* swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of

BRISTOL INVESTMENT GROUP, INC., as of ***DECEMBER 31, 2009,***

are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

President

(Title)

(Notary Public)

CANDACE FOSTER
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01-FO6143275
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES APRIL 3, 2010

BRISTOL INVESTMENT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Bristol Investment Group, Inc.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, *ALAN P. DONENFELD* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *BRISTOL INVESTMENT GROUP, INC., as of DECEMBER 31, 2009,* are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X [signature]
Signature

President
Title

X [signature]
Notary Public

CANDACE FOSTER
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01-FO6143275
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES APRIL 3, 2010

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Bristol Investment Group, Inc.

Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	15,352
Security Deposit		7,200
Fixed assets (net of accumulated depreciation of $8,669)		2,409
Prepaid expenses and other assets		4,576
Total assets	$	29,537
Liabilities and Shareholder's Equity		
Accounts payable and accrued expenses	$	155
Shareholder's equity		
Common Stock, no par value, 200 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		356,703
Retained (deficit)		(327,421)
Total shareholder's equity	$	29,382
Total liabilities and shareholder's equity	$	29,537

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Bristol Investment Group, Inc. (the "Company"), is incorporated in the state of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as agent in the private placements of securities and provides consulting services.

2. Going Concern

The Company did not generate sufficient operating cash to cover current obligations during 2009, and has incurred significant losses since inception. The Company's stockholder has pledged its financial support to the Company to enable it to continue as a going concern, which includes the maintenance of required levels of capital.

3. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

These financial statements were approved by management and available for issuance on February 25, 2010 Subsequent events have been evaluated through this date.

Revenue recognition
Private placement fees and consulting fees are recorded at the time the private placement or service is completed.

Fixed assets
Fixed assets are recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to seven years.

Income Taxes
The Company accounts for income taxes under GAAP, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets if it is more likely than not that such assets will not be realized.

At December 31, 2009, management has determined that the Company has no uncertain tax positions that would require financial statement recognition.

4. Transactions with related parties

The Company's sole stockholder has personally leased the space occupied by the Company and has indicated that he will not charge the Company for the use of the premises.

5. Income Taxes

At December 31, 2009, the Company had a net operating loss carryforward of approximately $525,000 for income tax purposes. This carryforward will expire from 2022. Since it is doubtful that such carryforward will be utilized in the near term, a valuation allowance of $78,750 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

6. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of approximately $15,000 which exceeded the required net capital by approximately $10,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under section (k)(2)(i) of that rule.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Bristol Investment Group, Inc.
110 East 59th Street
New York, NY 10112

We have audited the accompanying statement of financial condition of Bristol Investment Group, Inc. as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bristol Investment Group, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 25, 2010

BRISTOL INVESTMENT GROUP, INC.
INDEPENDENT AUDITORS' COMMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
Bristol Investment Group, Inc.
110 East 59th Street
New York, NY 10112

Gentlemen:

In planning and performing our audit of the financial statements ofBristol Investment Group, Inc. as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressingour opinion of the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibilty are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such thatthere is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities forsafeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31,2009, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size ofBristol Investment Group, Inc. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authorityand other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 25, 2010